Hi Friends!

Thank you SO much for your interest in investing in Multi and for all your support on our journey so far! We're so excited to have you along on our ride and to grow in wealth together! ☻

This email includes information about **Next Steps**, *for those who just wanna get started right away!*

<u>NEXT STEPS</u>: **The next steps for submitting your investment will be as follows:**

- Head to **THIS LINK HERE**, and enter your amount of $100-500 USD, if you will be investing another amount please let us know.
- Follow the instructions and steps for entering your information and payment method, this will reserve your spot in this investment round with us
- Everything regarding this investment including all paperwork will be sent to you via this platform to request e-signatures
- We are completing this process through this platform to ensure that we are able to open up our cap table to everyone that has expressed interest, whether accredited or non-accredited investors. Traditionally you are limited in how many non-accredited investors you can accept in initial fundraising rounds, but our legal team has informed us that this allows us to democratize the process and fundraise in a more equitable way opening it up to those who may not have been able to invest in startups before. *Though it is a public platform, this is a private raise, and only open to people who have expressed interest. Please do not share the link without consent from our team.*
- If you need more information on how investing through this platform works, you can go here
- If you need any assistance in the process, please let us know, we are happy to help you in any way that we can

<u>Following your investment</u>:

- You will receive regular updates from our team in regards to our progress, growth, and milestones
- Upon launch, expect a package from us! If you are interested in receiving products during our testing and sampling page please let us know and we will send you early samples during development

<u>Love & Gratitude for you</u>:

Thank you so much for supporting our beginnings! We are so incredibly grateful for all of you showing us so much love and believing in what we are building. We can feel that this is going to be huge, and we're so excited to have all of you join us in this growth.

Building wealth for our communities and uplifting our people is something we know we can achieve simultaneously while making huge impacts in the wellness space. Thank you thank you thank you, and we look forward to meeting some of you very soon! ☻

Mal, Nina, & AJ











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Company Name is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.